Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
SunCoke Energy Partners, L.P.:

We consent to the incorporation by reference in the registration statement (No. 333-187428) on Form S-8 of SunCoke Energy Partners, L.P. of our report dated February 15, 2019, with respect to the consolidated balance sheets of SunCoke Energy Partners, L.P. as of December 31, 2018 and 2017, and the related consolidated statements of operations, equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the “combined and consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2018, which reports appear in the December 31, 2018 annual report on Form 10-K of SunCoke Energy Partners, L.P.

/s/ KPMG LLP

Chicago, Illinois
February 15, 2019